================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)



                        CAPSTAR BROADCASTING CORPORATION

                                (Name of Issuer)




                      CLASS A COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   14067G 10 5

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

   WILLIAM S. BANOWSKY, JR.                            MICHAEL D. WORTLEY
CAPSTAR BROADCASTING CORPORATION                     VINSON & ELKINS L.L.P.
600 CONGRESS AVENUE, SUITE 1400                     3700 TRAMMELL CROW CENTER
     AUSTIN, TEXAS 78701                                 2001 ROSS AVENUE
       (512) 340-7800                                  DALLAS, TEXAS  75201
                                                          (214) 220-7732


                                  JULY 13, 1999

     (Date of Event which Requires Filing of this Statement on Schedule 13D)





================================================================================

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                PF;OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------


         (1) HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. Thomas O. Hicks is not a party to the Stockholders Agreement. Thomas O. Hicks, however, is a controlling person of HMTF Operating and may have been deemed to be a member of such group. Thomas O. Hicks expressly disclaimed membership in such group in regard to shares of common stock of the Company owned of record by Thomas O. Hicks or any trusts or private foundations for which Thomas O. Hicks is a trustee and which are not parties to the Stockholders Agreement.

CUSIP NO.                                                            14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

           HMTF Operating, L.P. (formerly named HMTF Operating, Inc.)
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     State of Texas
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

         (1) HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including HMTF Operating, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Capstar Boston Partners, L.L.C.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            Capstar BT Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       Capstar Broadcasting Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM3/GP Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar BT and the managing member of Capstar Boston and may have been deemed a member of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may have been deemed a member of such group.

CUSIP NO.                                                            14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            CO
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may have been deemed a member of such group.

CUSIP NO.                                                            14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           HM3/Capstar Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------


         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar LP and may have been deemed a member of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                HM3/Capstar, Inc.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            CO
--------------------------------------------------------------------------------

         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/Capstar Partners, L.P., which is the general partner of Capstar LP, and may have been deemed a member of such group.

CUSIP NO.                                                            14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               Shelly Mabry Ellard
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                   Jason Mabry
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have deemed to be members of a group under
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                            14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                Kristen Lea Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                           14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 R. Steven Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

CUSIP NO.                                                            14067G 10 5
--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      Mr. Larry D. Taylor as custodian for
                  Brandon Vaughn Hicks and Robert S. Hicks, Jr.
                 under the Texas Uniform Transfers to Minors Act
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (1)           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7    Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                 0
       Owned by Each Reporting       -------------------------------------------
                                     9    Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power            0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person         0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), and the stockholders of the Company listed therein. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and
(ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement, including the reporting person, may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group.

         This Amendment No. 3 to Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, HMTF Operating, L.P., a Texas limited partnership ("HMTF Operating"), Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership, Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc."), HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar LP"), HM3/Capstar, Inc., a Texas corporation, Shelly Mabry Ellard, a United States citizen, Jason Mabry, a United States citizen, Kristen Lea Hicks, a United States citizen, R. Steven Hicks, a United States citizen, and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the Texas Uniform Transfers to Minors Act (the "TUTMA"), a United States citizen. Thomas O. Hicks, HMTF Operating, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUTMA are collectively referred to herein as the "Reporting Persons." This Amendment No. 3 to Schedule 13D amends and restates the original Schedule 13D, dated May 26, 1998, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Capstar Broadcasting Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 600 Congress Avenue, Suite 1400, Austin, Texas 78701.

ITEM 2.  IDENTITY AND BACKGROUND.

         Thomas O. Hicks is a controlling person of HMTF Operating. Thomas O. Hicks is also the sole stockholder, Chairman of the Board, Partner and Chief Executive Officer of Fund III Inc., which is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP, which is the managing member of Capstar Boston and the general partner of Capstar BT. In addition, Thomas O. Hicks is the sole stockholder, Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer of HM3/Capstar, Inc., which is the general partner of HM3/Capstar LP, which is the general partner of Capstar LP. Capstar LP, Capstar Boston and Capstar BT primarily engage in the acquiring, holding, voting, and selling or otherwise disposing of capital stock of the Company. The principal business address of Thomas O. Hicks, HMTF Operating, Fund III Inc., Hicks, Muse GP Partners III, L.P., HM3/GP, Capstar Boston, Capstar BT, HM3/Capstar, Inc., HM3/Capstar LP and Capstar LP is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         The business address of R. Steven Hicks, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks and Larry Taylor is 600 Congress Avenue, Suite 1400, Austin, Texas 78701. Prior to July 14, 1999, R. Steven Hicks served as the Chief Executive Officer, the President and a director of the Company. From and after July 14, 1999, R. Steven Hicks serves as the Chief Executive Officer, the President and a director of the Company. Shelly Mabry Ellard, Jason Mabry, and Kristen Lea Hicks are not employed. Larry Taylor is self-employed as a business consultant.

         The Company and HMTF Operating, Capstar Boston, Capstar BT, Capstar LP,
R. Steven Hicks, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUGMA and R. Steven Hicks as custodian for Dean McClure Taylor are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"). A copy of the Stockholders Agreement is incorporated herein by reference. Prior to July 14, 1999, the Stockholders Agreement required that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may have been designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. Such requirements under the Stockholders Agreement terminated on July 13, 1999. The parties to the Stockholders Agreement may have been deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, but after July 13, 1999, the parties to the Stockholders Agreement would no longer be deemed to be members of such group. Thomas O. Hicks, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP and HM3/Capstar, Inc. are not parties to the Stockholders Agreement. Thomas O. Hicks, however, may have been deemed to be a member of such group due to his relationship with HMTF Operating, Capstar Boston, Capstar BT and Capstar LP. Thomas O. Hicks expressly disclaimed membership in such group in regard to shares of common stock of the Company owned of record by Thomas O. Hicks or by any trusts for which Thomas O. Hicks is a trustee and which are not parties to the Stockholders Agreement. HM3/Capstar, Inc. is the general partner of HM3/Capstar Partners, L.P., which is the general partner of Capstar LP, and, accordingly, HM3/Capstar, Inc. and HM3/Capstar Partners, L.P. may have been deemed members of such group. Fund III Inc. is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP, which is the general partner of Capstar BT and the managing member of Capstar Boston, and, accordingly, Fund III Inc., Hicks, Muse GP Partners III, L.P., and HM3/GP may have been deemed members of such group.

         None of the Reporting Persons, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable

ITEM 4.  PURPOSE OF THE TRANSACTION.

         See Item 5 of this Amendment No. 3 to Schedule 13D for information regarding the merger of the Company and a subsidiary of Chancellor Media Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)     As described in Item 2 of this Amendment No. 3 to
Schedule 13D, the Reporting Persons may be deemed to be members of a group under
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own, and share voting power of, no shares of Class A Common Stock.

         On July 13, 1999, the merger (the "Merger") of the Company with a wholly-owned subsidiary of AMFM Inc. (formerly named Chancellor Media Corporation, "AMFM"), with the Company surviving the merger as a wholly-owned subsidiary of AMFM, and the other transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, dated April 29, 1999, as amended, by and among the Company, AMFM, CBC Acquisition Company, Inc. and CMC Merger Sub, Inc. (the "Merger Agreement") were consummated. Pursuant to the terms of the Merger Agreement, each share of Class A Common Stock, Class B Common Stock, par value $0.01 per share, of the Company ("Class B Common Stock"), and Class C Common Stock, par value $0.01 per share, of the Company ("Class C Common Stock" and together with the Class A Common Stock and the Class B Common Stock, the "Common Stock") were converted into the right to receive
0.4955 shares of common stock, par value $0.01 per share, of AMFM ("AMFM Common Stock").

         As a result of the Merger, all of the shares of Common Stock previously beneficially owned by the Reporting Persons were converted into the right to receive shares of AMFM Common Stock.

         (c) At the effective time of the Merger, all of the outstanding options and warrants for the Common Stock of the Company held by R. Steven Hicks became fully vested and exercisable. Upon consummation of the Merger, each of the options and warrants of R. Steven Hicks were assumed by AMFM and became an option or warrant to acquire shares AMFM Common Stock. No other transactions in the Common Stock were effected by any other Reporting Person during the past 60 days.

         (d)      Not applicable.

         (e) On July 13, 1999, the Reporting Persons ceased to beneficially own five percent or more of any class of the Company's securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 5 of this Amendment No. 3 to Schedule 13D for information regarding the Merger.

         Pursuant to the terms of a voting agreement between Thomas O. Hicks, R. Steven Hicks, Capstar LP and Chancellor Media Corporation, each of Messrs. Thomas O. Hicks, R. Steven Hicks and Capstar LP voted all shares of Class A Common Stock and Class C Common Stock held by each of them in favor of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         10.1 Affiliate Stockholders Agreement, dated October 16, 1996, among Capstar Broadcasting Partners, Inc., HMTF Operating, R. Steven Hicks and the securityholders listed therein. (1)

         10.2 First Amendment and Supplement to Affiliate Stockholders Agreement, dated January 27, 1997, by and among Capstar Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (1)

         10.3 Second Amendment to Affiliate Stockholders Agreement, dated February 20, 1997, by and among Capstar Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating.
                  (2)

         10.4 Third Amendment to Affiliate Stockholders Agreement, dated June 20, 1997, by and among the Company, Capstar Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (3)

         10.5 Fourth Amendment to Affiliate Stockholders Agreement, dated May 18, 1998, by and among the Company, the securityholders listed therein and HMTF Operating. (4)

         10.6 Amended and Restated Stockholders Agreement dated May 18, 1998, among the Company, the security holders listed therein and HMTF Operating. (4)

         10.7     Form of Lock-Up Letter Agreement. (5)

         10.8     Form of Registration Rights Waiver Letter Agreement. (5)

         10.9.1 Amended and Restated Agreement and Plan of Merger dated April 29, 1999, among Chancellor Media Corporation, the Company, CBC Acquisition Company, Inc. and CMC Merger Sub, Inc. (the "Merger Agreement"). (6)

         10.9.2   First Amendment to Merger Agreement, dated July 2, 1999. (7)

         10.10 Amended and Restated Voting Agreement dated April 29, 1999, by and among Thomas O. Hicks, R. Steven Hicks and Capstar Broadcasting Partners, L.P. *

         24.1     Power of Attorney for Thomas O. Hicks. (5)

         24.2     Power of Attorney for Shelly Mabry Ellard. (5)

         24.3     Power of Attorney for Jason Mabry. (5)

         24.4     Power of Attorney for Kristen Lea Hicks. (5)

         24.5     Power of Attorney for R. Steven Hicks. (5)

         24.6 Power of Attorney for Larry D. Taylor, as custodian for Brandon Vaughn Hicks. (5)

         24.7     Power of Attorney for Larry D. Taylor, as custodian for Robert
                  S. Hicks, Jr. (5)

         24.8 Power of Attorney for R. Steven Hicks, as custodian for Dean McClure Taylor. (5)

         99.1 Joint Filing Statement, dated June 5, 1998, among Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks, Larry D. Taylor as custodian for Robert
                  S. Hicks, Jr., and R. Steven Hicks as custodian for Dean McClure Taylor. (5)

----------------------

*        Filed herewith

(1) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25623.

(2) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

(3) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

(4) Incorporated by reference to the Company's Amendment No. 5 to Registration Statement on Form S-1, dated May 26, 1998, File No. 333-48819.

(5) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 26, 1998, and is incorporated herein by reference thereto.

(6) Incorporated by reference to AMFM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 000-21570.

(7) Incorporated by reference to AMFM's Post Effective Amendment No. 1 to Registration Statement on Form S-4, dated July 2, 1999, File No. 333-80173.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 14, 1999               THOMAS O. HICKS


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                      David W. Knickel, Attorney-in-Fact


Dated: July 14, 1999               HMTF OPERATING, L.P.

                                   By:    TOH/Ranger, LLC


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               CAPSTAR BOSTON PARTNERS, L.L.C.


                                   By:    HM3/GP Partners, L.P.,
                                          Its Sole Manager

                                   By:    Hicks, Muse GP Partners III, L.P.,
                                          Its General Partner

                                   By:    Hicks, Muse Fund III Incorporated,
                                          Its General Partner


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               CAPSTAR BT PARTNERS, L.P.

                                   By:    HM3/GP Partners, L.P.,
                                          Its General Partner

                                   By:    Hicks, Muse GP Partners III, L.P.,
                                          Its General Partner

                                   By:    Hicks, Muse Fund III Incorporated,
                                          Its General Partner


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------

Dated: July 14, 1999               CAPSTAR BROADCASTING PARTNERS, L.P.

                                   By:    HM3/Capstar Partners, L.P.,
                                          Its General Partner

                                   By:    HM3/Capstar, Inc.,
                                          Its General Partner


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               HM3/GP PARTNERS, L.P.

                                   By:    Hicks, Muse GP Partners III, L.P.,
                                          its General Partner

                                   By:    Hicks, Muse Fund III Incorporated,
                                          its General Partner


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               HICKS, MUSE GP PARTNERS III, L.P.

                                   By:    Hicks, Muse Fund III Incorporated,
                                          its General Partner


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               HICKS, MUSE FUND III INCORPORATED

                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               HM3/CAPSTAR PARTNERS, L.P.

                                   By:    HM3/Capstar, Inc.
                                          its General Partner


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------

Dated: July 14, 1999               HM3/CAPSTAR, INC.


                                   By:    /s/ David W. Knickel
                                      ------------------------------------------
                                   Name:  David W. Knickel
                                        ----------------------------------------
                                   Title: Treasurer
                                         ---------------------------------------


Dated: July 14, 1999               SHELLY MABRY ELLARD


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact


Dated: July 14, 1999               JASON MABRY


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact



Dated: July 14, 1999               KRISTEN LEA HICKS


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact


Dated: July 14, 1999               R. STEVEN HICKS


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact


Dated: July 14, 1999               LARRY D. TAYLOR AS CUSTODIAN FOR
                                   BRANDON VAUGHN HICKS UNDER THE TEXAS
                                   UNIFORM TRANSFERS TO MINORS ACT


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact


Dated: July 14, 1999               LARRY D. TAYLOR AS CUSTODIAN FOR
                                   ROBERT S. HICKS, JR. UNDER THE TEXAS
                                   UNIFORM TRANSFERS TO MINORS ACT


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact

Dated: July 14, 1999               R. STEVEN HICKS AS CUSTODIAN FOR
                                   DEAN MCCLURE TAYLOR UNDER THE TEXAS
                                   UNIFORM TRANSFERS TO MINORS ACT


                                   By:    /s/ Kathy Archer
                                      ------------------------------------------
                                      Kathy Archer, Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NUMBER                    DESCRIPTION
--------------                    ------------
         10.1     Affiliate Stockholders Agreement, dated October 16, 1996,
                  among Capstar Broadcasting Partners, Inc., HMTF Operating, R.
                  Steven Hicks and the securityholders listed therein. (1)

         10.2     First Amendment and Supplement to Affiliate Stockholders
                  Agreement, dated January 27, 1997, by and among Capstar
                  Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (1)

         10.3     Second Amendment to Affiliate Stockholders Agreement, dated
                  February 20, 1997, by and among Capstar Broadcasting Partners,
                  Inc., the securityholders listed therein and HMTF Operating.
                  (2)

         10.4     Third Amendment to Affiliate Stockholders Agreement, dated
                  June 20, 1997, by and among the Company, Capstar Broadcasting
                  Partners, Inc., the securityholders listed therein and HMTF
                  Operating. (3)

         10.5     Fourth Amendment to Affiliate Stockholders Agreement, dated
                  May 18, 1998, by and among the Company, the securityholders listed therein and HMTF Operating. (4)

         10.6     Amended and Restated Stockholders Agreement dated May 18,
                  1998, among the Company, the security holders listed therein and HMTF Operating. (4)

         10.7     Form of Lock-Up Letter Agreement. (5)

         10.8     Form of Registration Rights Waiver Letter Agreement. (5)

         10.9.1   Amended and Restated Agreement and Plan of Merger dated April
                  29, 1999, among Chancellor Media Corporation, the Company, CBC
                  Acquisition Company, Inc. and CMC Merger Sub, Inc. (the
                  "Merger Agreement"). (6)

         10.9.2   First Amendment to Merger Agreement, dated July 2, 1999. (7)

         10.10 Amended and Restated Voting Agreement dated April 29, 1999, by and among Thomas O. Hicks, R. Steven Hicks and Capstar
                  Broadcasting Partners, L.P. *

         24.1     Power of Attorney for Thomas O. Hicks. (5)

         24.2     Power of Attorney for Shelly Mabry Ellard. (5)

         24.3     Power of Attorney for Jason Mabry. (5)

         24.4     Power of Attorney for Kristen Lea Hicks. (5)

         24.5     Power of Attorney for R. Steven Hicks. (5)

         24.6     Power of Attorney for Larry D. Taylor, as custodian for
                  Brandon Vaughn Hicks. (5)

         24.7     Power of Attorney for Larry D. Taylor, as custodian for Robert
                  S. Hicks, Jr. (5)

         24.8     Power of Attorney for R. Steven Hicks, as custodian for Dean
                  McClure Taylor. (5)

         99.1     Joint Filing Statement, dated June 5, 1998, among Thomas O.
                  Hicks, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks,
                  Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP,
                  HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen
                  Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for
                  Brandon Vaughn Hicks, Larry D. Taylor as custodian for Robert
                  S. Hicks, Jr., and R. Steven Hicks as custodian for Dean
                  McClure Taylor. (5)

----------------------

*        Filed herewith

(1) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25623.

(2) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

(3) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

(4) Incorporated by reference to the Company's Amendment No. 5 to Registration Statement on Form S-1, dated May 26, 1998, File No. 333-48819.

(5) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 26, 1998, and is incorporated herein by reference thereto.

(6) Incorporated by reference to AMFM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 000-21570.

(7) Incorporated by reference to AMFM's Post Effective Amendment No. 1 to Registration Statement on Form S-4, dated July 2, 1999, File No. 333-80173.


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